UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SFX Entertainment, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

784178303

(CUSIP Number)

Philip Richter

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784178303

1	Name of Reporting Person Robert F.X. Sillerman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 35,854,263

	8	Shared Voting Power 0

	9	Sole Dispositive Power 35,854,263

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,854,263

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 37.8%

14	Type of Reporting Person IN

CUSIP No. 784178303

1	Name of Reporting Person Sillerman Investment Company III LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,960,263

	8	Shared Voting Power 0

	9	Sole Dispositive Power 29,960,263

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,960,263

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.1%

14	Type of Reporting Person OO

This Amendment No. 1 (this “Amendment No.1”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 25, 2015 (the “Original Statement”) by Robert F.X. Sillerman and Sillerman Investment Company III LLC (“SIC”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of SFX Entertainment, Inc. (the “Company”).   Capitalized terms not defined in this Amendment No. 1 have the meaning ascribed to them in the Original Statement.

Item 4.                                                         Purpose of Transaction

Item 4 of is hereby amended and supplemented by adding the following:

Upon the request of certain Beneficiaries, on March 4, 2015, Mr. Sillerman transferred 1,885,000 shares of Common Stock which were held in his name as the nominee under the Nominee Agreements to those Beneficiaries for no consideration.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 of this Statement is hereby amended and restated as follows:

(a) (b)               As of March 4, 2015, Mr. Sillerman is the beneficial owner of, and holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, 35,854,263 shares of Common Stock, representing 37.8% of the outstanding shares of Common Stock.  These shares include:

1.              1,500,000 shares of Common Stock subject to stock options held by Mr. Sillerman that are currently exercisable or exercisable within sixty (60) days of March 4, 2015;

2.              29,960,263 shares of Common Stock, representing 32.1% of the outstanding shares of Common Stock, held by SIC (of which Mr. Sillerman is the sole member and manager and, in such capacity, holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock held by SIC);

3.              1,333,000 shares of unvested restricted Common Stock held by Mr. Sillerman; and

4.              3,061,000 shares of Common Stock subject to certain nominee agreements described in Item 6 (each a “Nominee Agreement” and, collectively, the “Nominee Agreements”) with various stockholders of  the Company (such stockholders, the “Beneficiaries”).  Each Nominee Agreement names Mr. Sillerman as the nominee with respect to the shares subject to such Nominee Agreement and gives him the exclusive right to (i) vote or abstain from voting such shares and (ii) make any and all dispositions with respect to such shares.

The percentages of the outstanding shares set forth above were calculated based on 93,295,508 shares of Common Stock        outstanding as of March 4, 2015.

(c)                                  Upon the request of certain Beneficiaries, on March 4, 2015, Mr. Sillerman transferred 1,885,000 shares of Common Stock which were held in his name as the nominee under the Nominee Agreements to those Beneficiaries for no consideration.  As a result of these transfers, the transferred shares are no longer subject to the Nominee Agreements and Mr. Sillerman is no longer the beneficial owner of these shares.  Following these transfers, as of March 4, 2015, an aggregate of 3,061,000 shares of Common Stock remain subject to the Nominee Agreements.

As of March 4, 2015, except for the transfers described above, neither of the Reporting Persons has effected any transactions in the shares of Common Stock during the past 60 days.

(d)                                 With respect to the 29,960,263 shares of Common Stock held directly by SIC, as the sole member and manger of SIC, Mr. Sillerman has, as of March 4, 2015, the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

With respect to the 3,061,000 shares of Common Stock that are the subject of the Nominee Agreements, as of March 4, 2015, the Beneficiaries have the right to receive and the power to direct the receipt of dividends (other than dividends in the form of additional shares of Common Stock, which will be held by Mr. Sillerman as the nominee) from, or the proceeds from the sale of, such shares.

(e)                                 Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following statement to the end of section entitled “Nominee Agreements”:

As of March 4, 2015, there are 3,061,000 shares of Common Stock in the aggregate subject to the Nominee Agreements.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2015

Robert F. X. Sillerman

By:	/s/Robert F. X. Sillerman

Sillerman Investment Company III LLC

By:	/s/Robert F. X. Sillerman
Name:	Robert F. X. Sillerman
Title:	Manager and Sole Member